Form 51–102F3

Material Change Report

Item 1	Name and Address of Company

American Bonanza Gold Corp.
Suite 305 – 675 West Hastings Street
Vancouver, BC V6B 1N2

Telephone: (604) 699-0023

Item 2	Date of Material Change

June 2, 2006

Item 3	News Release

On June 2, 2006, a news releases was issued and distributed through CCN Matthews (Canada and U.S. disclosure package) and Canada Stockwatch and filed with the applicable regulatory authorities via SEDAR.

Item 4	Summary of Material Change

The Company completed a brokered private placement of 7,400,000 common shares which were designated as "flow through shares" for the purposes of the Income Tax Act (Canada), and 7,400,000 units, for aggregate gross proceeds of $8,140,000 million with a syndicate led by Dundee Securities Corproation. and including Haywood Securities Inc. (the “Agents”).

Item 5	Full Description of Material Change

The Company completed a private placement for total gross proceeds of $8,140,000 with a syndicate led by Dundee Securities Corporation and including Haywood Securities Inc. (the "Agents").

The proceeds from this financing will be used primarily to undertake a major drilling campaign to expand the known high grade gold resources at Bonanza’s 100% owned Copperstone project located in Arizona and to undertake and continue its extensive drilling program at its 100% owned Fenelon and La Martiniere projects located in Quebec.

The private placement consists of 7.4 million common shares which were designated as flow through shares at a price of $0.55 per flow through share for gross proceeds of $4,070,000, and 7.4 million units at a price of $0.55 per unit for gross proceeds of $4,070,000. Each unit is comprised of one common share and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.65 for a period of 18 months after the closing date.

The Agents received a cash commission equal to 7% of the total gross proceeds of the offering. The Agents also received compensation warrants exercisable for non-flow-through common shares of Bonanza equal in number of 7% of the number of flow-through shares and units sold under the private placement. The compensation warrants are exercisable at a price of $0.65 per compensation share for a period of 18 months after the closing date.

All securities issued in connection with the private placement will be subject to a minimum four month hold period.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

None.

Item 8	Executive Officer

Giulio T. Bonifacio
Executive Vice-President, Chief Financial Officer, and Secretary
Suite 305 – 675 West Hastings Street
Vancouver, BC V6B 1N2

Telephone: (604) 699-0023

Item 9	Date of Report

DATED at Vancouver, British Columbia, this 12th day of June, 2006.